EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Pipeline Partners, L.P.

	Nine months ended	Years ended December 31,
	Sept. 30, 2008	2007	2006	2005	2004	2003

Earnings:
Income (loss) before income tax expense (1) (2)	(125,918)	(144,309)	33,665	25,752	18,334	9,639
Fixed charges	70,147	66,644	28,537	14,927	2,575	341
Interest capitalized	(6,314)	(3,259)	(2,636)	(77)	—	—
Amortization of previously capitalized interest	205	123	22	—	—	—

Total	(61,880)	(80,801)	59,588	40,602	20,909	9,980

Fixed Charges:
Interest cost, including addback of capitalized interest, and debt expense	67,926	64,785	27,208	14,252	2,301	258
Interest allocable to rental expense (3)	2,221	1,859	1,329	675	274	83

Total	70,147	66,644	28,537	14,927	2,575	341

Ratio of Earnings to Fixed Charges	— (4)	— (5)	2.1	2.7	8.1	29.3

(1)	Includes a non-cash loss recognized on derivatives of $36.0 million and a non-recurring cash derivative unwind expense of $187.6 million for the nine months ended September 30, 2008.

(2)	Includes a non-cash loss recognized on derivatives of $169.4 million for the year ended December 31, 2007.

(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(4)	Due to the Partnership’s loss for the nine months ended September 30, 2008, its earnings were insufficient to cover its fixed charges by $132.0 million.

(5)	Due to the Partnership’s loss for the year ended December 31, 2007, its earnings were insufficient to cover its fixed charges by $147.4 million.